Exhibit 99.3

Bragg Gaming to Release Third Quarter 2025 Results on November 13

TORONTO-October 30, 2025 -Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) today confirmed that it will release its third quarter 2025 financial results prior to the opening of the financial markets on Thursday, November 13, 2025. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Matevž Mazij and Chief Financial Officer, Robbie Bressler, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Dial-In Numbers

USA / International Toll +1 (646) 307-1963
USA - Toll-Free +1 (800) 715-9871
Canada - Toronto +1 (647) 932-3411
Canada - Toll-Free +1 (800) 715-9871
United Kingdom Toll - +44 203 433 3846
United Kingdom Toll Free - +44 0800 358 0970
Conference ID: 3967732

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

An audio recording of the Event will be available via the Echo Replay platform until November 20, 2025. To access the platform by phone, please dial-in using one of the numbers listed below and input Playback ID: 3967732 followed by # key:

Replay Details:

USA/ International Toll: +1(609) 800-9909
USA & Canada Toll-Free: +1(800) 770-2030
Canada Toll: +1(647) 362-9199
United Kingdom Toll: +44 203 433 3849

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests, please contact:
Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group

Investors:
Robbie Bressler, Chief Financial Officer, Bragg Gaming Group
+1 647-480-1591
investors@bragg.group